Exhibit 20.1



Contacts:
FedEx Media Relations
(901) 395- 5007

                             For Immediate Release

        FedEx to Acquire Caliber System, Inc. Including RPS Subsidiary
      A Powerful Combination in the Transportation and Logistics Industry

      Memphis, Tennessee, (October 6, 1997) -- Federal Express Corp. and Caliber System, Inc. jointly announced today that their respective boards of directors have approved a transaction in which FDX Corporation, a new holding company to be formed as part of the transaction, will acquire Caliber System, Inc. and its subsidiaries, including package carrier RPS, Inc. The parties signed a definitive agreement yesterday, which is subject to a number of conditions, including approval by the stockholders of both Federal Express Corporation and Caliber System, Inc., and the U.S. Government.

       "This acquisition creates a powerful combination that will propel both companies to new heights. Customers will now have a broader portfolio of services unmatched by any competitor." said Frederick W. Smith, chairman, president and chief executive officer of Federal Express Corp.

       "This transaction is a perfect fit at the right time for Caliber System," said Daniel J. Sullivan, chairman, president and chief executive of Caliber System, Inc. "Our cost-competitive, reliable service in the non-express market and use of leading edge information systems will complement the FedEx brand."

       The agreement provides that Caliber System shareholders will receive 0.8 shares of FDX Corporation stock in exchange for each share of Caliber System stock that they own. The transaction, which is expected to close in early 1998, will be tax-free to the shareholders of both companies and will be accounted for under the "pooling of interests" method for business combinations.

       FDX Corporation will become a $15 billion powerhouse in global transportation and logistics. With two independent networks serving the express and non-express markets through five distinct business units, FDX Corporation will be able to offer:

       o fast, reliable and time-definite express delivery;

       o expedited surface delivery of critical freight-shipments;

       o business-to-business non-express delivery of packages;

       o regional less-than-truckload (LTL) freight service; and

       o information and logistics solutions

Each business unit will be managed and operated separately to achieve maximum productivity and superior customer service.

       "Although the express and non-express networks will function independently, the synergistic effect should boost volumes for both businesses," said Smith. "Customers recognize that distribution and logistics are becoming strategic weapons to cut costs and to improve quality, productivity, and customer satisfaction. With the addition of Caliber System, FDX Corporation will be best positioned to provide such broad-based supply chain solutions to companies both large and small."

       Smith will serve as chairman, president and chief executive officer of the new holding company and Alan B. Graf, Jr. and Kenneth R. Masterson will serve as executive vice presidents. Sullivan will serve as president and chief executive officer of RPS, Inc. Ted Weise, a 25-year veteran of Federal Express, will become president and chief executive officer of Federal Express.

       The newly formed FDX Corporation companies will employ approximately 170,000 people worldwide. Caliber System, Inc. headquarters in Akron, Ohio will close, and the 150 employees there will be offered positions at FDX Corporation or a subsidiary. Employees who do not accept such positions will be offered a severance package.

       Federal Express connects areas that generate 90% of the world's gross domestic product in 24 - 48 hours with door-to-door, customs-cleared service backed by a money-back guarantee. The company's unmatched air route authorities and infrastructure make it the world's largest express transportation company, providing fast and reliable services for 2.9 million items in 212 countries each working day. The company employs approximately 137,000 people and has more that 42,500 drop-off locations, 590 aircraft and 38,500 vehicles in its integrated global network. FedEx maintains electronic connections with more than 750,000 customers via FedEx Powership[Registered], FedEx Ship[Registered] and FedEx interNetShip[SM]. Federal Express reported revenues of $11.5 billion for its fiscal year ended May 31, 1997.

       Caliber System, Inc., with 33,500 employees and contractors and 500 facilities worldwide, is a leading provider of value-added transportation, logistics and related information services. Its operating companies include RPS, Inc., a business-to-business non-express package carrier; Viking Freight, Inc., a supplier of regional freight service in the West; Caliber Logistics, Inc., a contract logistics provider; Roberts Express, Inc., a critical-shipment carrier; and Caliber Technology, Inc., a producer of system-wide information services. Caliber System, Inc., reported revenues of $2.7 billion for the year ended December 31, 1996.

       Federal Express is being advised in this transaction by Merrill Lynch & Co. Caliber System, Inc. is being advised by Goldman, Sachs & Co.